Mail Stop 4561

July 23, 2009

Mark R. Goldston
Chief Executive Officer
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, CA 91367

      Re: United Online, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              File No. 000-33367

Dear Mr. Goldston:

We have reviewed your response letter dated July 10, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 22, 2009.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

FTD Segment Results (Combined Results vs. Pre-Acquisition Results Discussion), page 62

1.   Your response to prior comment 1 indicates that while supplemental pro forma financial information at the FTD segment level would be useful, the restrictions on the types of pro forma adjustments allowed under Article 11, when combined with your segment level presentations, rendered a meaningful Article 11

supplemental pro forma presentation at the segment level unachievable. However, we note that your current presentation, which includes depreciation and amortization within segment operating expenses for the pre-acquisition periods, does not provide a segment level presentation in the manner in which you are currently reporting segment results. Tell us what consideration you gave to providing MD&A disclosure for FTD on the same basis as your segment footnote. Please provide us with proposed disclosure which addresses our concerns and revise future filings accordingly.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-5

2.   We note your response to prior comment 2 and believe that you are required to present product and service revenue and cost of revenue separately on the face of the income statement, to the extent that they exceed 10%. Notwithstanding your revenue presentation within the footnotes to the consolidated financial statements, the purpose of Rule 5-03 of Regulation S-X is to indicate the various line items which, if applicable, and except as otherwise permitted by the Commission, should appear on the face of the income statements. Please tell us how you intend to comply with the requirements of Rule 5-03(b)(1) and (2).

Notes to Consolidated Financial Statements

Note 16. Quarterly Financial Data (Unaudited), page F-55

3.   We have reviewed your response to prior comment 3 and note that Item 302(a)(1) of Regulation S-K specifies the data that must be included, at a minimum, within the selected quarterly financial data. As noted in our prior comment, through the reference to Question 3 of SAB Topic 6.G, the SEC staff permits registrants to disclose quarterly cost of goods sold or other data that enables users to compute "gross profit," rather than requiring registrants to present a quarterly data line item labeled "gross profit." Please tell us how you intend to comply with the requirements of Item 302(a)(1) or Question 3 of SAB Topic 6.G.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2009)

Related-Party Transactions, page 54

4.   We note that neither your response to prior comment 6 nor the provisions of your Audit Committee Charter and Code of Ethics referenced in your response describes the standards that are applied in determining whether a transaction constitutes a reportable related-party transaction pursuant to Item 404(a) of

Regulation S-K. In future filings, please discuss the criteria used by the Audit Committee or other designees to approve or disapprove related-party transactions.

Item 15. Exhibits, Financial Statements Schedules, page 81

5.   We note your response to prior comment 7 acknowledging that the company is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filings not misleading. However, we note that your proposed disclosure continues to include vague, cautionary language that casts doubt as to the accuracy and completeness of the representations and warranties contained in the merger agreement. Please address the following concerns:

- Please remove the second bullet point, which states that the representations and warranties in the agreements "have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement." Your obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreement filed as an exhibit.

- Further, the first and third bullet points appear to undermine the interpretation and reliability of a document that the Commission has required you to file as an exhibit. Please either specifically identify which representations and warranties are subject to the qualifications contained in the first and third bullet points, and clarify how they are so affected, or delete the statements.

6.   We note your response to prior comment 8 that you do not believe that you are substantially dependent upon the "one customer support vendor" for your Classmates Media and Communications businesses. It appears that this vendor provides a process upon which two of your business segments appear to materially depend and these segments together generated over 72% of the consolidated revenues for the year ended December 31, 2008. We are unable to concur with your assertion that you are not substantially dependent on this vendor on the basis you provided regarding the contractual limitations on termination and on the vendor's obligations to provide transitional support in the event of termination. Please file the agreement as an exhibit or provide us with a significantly more detailed analysis using quantified terms explaining why the agreement is not required to be filed. Feel free to provide us with a copy of the agreement on a supplemental basis.

7.   We note your assertion in response to prior comment 9 that you believe the exhibits and schedules to the credit agreements are not required to be filed

because they are standard and the information is either disclosed in your filings with the Commission or is not material. Schedules or similar attachments may be omitted from exhibits filed pursuant to Item 601(b)(2) of Regulation S-K relating to a plan of acquisition, reorganization and other arrangements; however, there is no provision for omitting schedules and exhibits to a material credit agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Please amend the appropriate Forms 8-K to provide the omitted schedules and exhibits.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Legal Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief